Exhibit 99.1

SAIHEAT Limited to Hold Extraordinary General Meeting on February 26, 2025

SINGAPORE, February 18, 2025 (GLOBE NEWSWIRE) — SAIHEAT Limited (f/k/a SAI.TECH Global Corporation) (“SAIHEAT” or the “Company”) (NASDAQ: SAIH, SAITW), today announced that it will hold an extraordinary general meeting (the “EGM”) of shareholders (the “Notice of EGM”) virtually at http://www.virtualshareholdermeeting.com/SAI2025SM on February 26, 2025 at 10:00 a.m. Eastern Standard Time, for the purposes of considering and, if thought fit, passing the proposals set forth in the Notice of EGM.

The Notice of EGM and Form of Proxy for Extraordinary General Meeting are available on the Company’s SEC EDGAR filing page. The board of directors of SAIHEAT fully supports the proposals listed in the Notice of EGM and recommends that the shareholders vote in favor of the proposals set out in the Notice of EGM.

Holders of record of ordinary shares of the Company at the close of business on February 11, 2025 Eastern Standard Time are entitled to attend and vote at the EGM and any adjourned meeting thereof.

About SAIHEAT

SAIHEAT Limited (Nasdaq:SAIH) delivers integrated energy services for next-generation data centers. Its thermal module, HEATWIT, offers data center liquid cooling system and solutions for computing heat recycling. The power module, HEATNUC, focuses on global power resource development and modular nuclear power joint development.

Formerly known as SAI.TECH Global Corporation, SAIHEAT became a publicly traded company on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation in May 2022. For more information on SAIHEAT, please visit https://www.saiheat.com

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning SAIHEAT and the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. SAIHEAT cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in SAIHEAT’s Form 20-F under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and SAIHEAT specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

Media Contact

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